UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Juana Manso 999

Ciudad Autónoma de Buenos Aires

Argentina C1107CBR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Despegar.com Announces Organizational Changes

BRITISH VIRGIN ISLANDS, March 2, 2023 —(BUSINESS WIRE)— Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading online travel company, today announced that Alberto Lopez Gaffney, the Company’s Chief Financial Officer (“CFO”), has tendered his resignation effective March 17, 2023.

The Company’s Board of Directors has begun a search for a new Chief Financial Officer. In connection with Mr. Lopez Gaffney’s resignation, the Company also announced the appointment of Maria Bettina Zubin as Interim CFO. Ms. Zubin has been the Company’s Controller since 2018 and brings almost 30 years of accounting and financial experience in positions of increasing responsibility at large global companies. Ms. Zubin holds Bachelor degrees in Business Administration and Accounting from Buenos Aires University and an M.B.A. from CEMA University.

Commenting on Mr. Lopez Gaffney’s departure, Damian Scokin, the Company’s Chief Executive Officer, said “On behalf of the Board of Directors, we wish Alberto well in his future endeavors and thank him for his contributions over the past four years, including helping us effectively navigate the challenging Covid-19 crisis. Alberto leaves the Company in a very solid position, thanks in part to the talented and able team of finance professionals who are committed to helping execute the Company’s growth strategy to effectively capitalize on the many growth opportunities that lie ahead. Alberto remains available to the team to help ensure a seamless transition.” Mr. Scokin added “Given Maria Bettina’s tenure at Despegar and her almost 30 years of experience in finance, we believe she is well positioned to lead our finance team while the Board undertakes the search for a permanent CFO.”

As previously announced, Despegar will release full financial results for the fourth quarter of 2022 on March 16, 2023, before the market opens, and will host a conference call on this date at 10 am EST to discuss the results and outlook for Q1 and full-year 2023.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Best Day, Viajes Falabella, ViajaNet, Stays and Koin, and has become one of the most relevant travel companies in Latin America which offers tailor-made experiences to more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people’s lives and transforming the customer experience, it has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experiences. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

CONTACT:

Investor Relations

Despegar.com, Corp.

Luca Pfeifer, (+57) 315 382 4802

investorelations@despegar.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2023

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel